                                                                                  News Release

Annual Meeting Voting Results on the Election of Directors

CALGARY, Alberta, May 10, 2013 – Talisman Energy Inc.’s (TSX:TLM) (NYSE:TLM) annual meeting of shareholders was held on May 1, 2013, where each of the eleven nominees proposed as directors and listed in the company’s management proxy circular dated March 6, 2013 was elected as a director. The detailed results of the vote are set out below.

NOMINEE	VOTES FOR		VOTES WITHELD
Christiane Bergevin	709,630,016	95%	35,392,612	5%
Donald J. Carty	673,277,904	90%	71,744,725	10%
William R.P. Dalton	729,222,124	98%	15,800,505	2%
Kevin S. Dunne	723,947,546	97%	21,075,083	3%
Harold N. Kvisle	732,377,393	98%	12,644,391	2%
Brian M. Levitt	732,024,417	98%	12,998,212	2%
Lisa A. Stewart	652,935,546	88%	92,087,082	12%
Peter W. Tomsett	656,165,239	88%	88,857,390	12%
Michael T. Waites	729,492,478	98%	15,530,151	2%
Charles R. Williamson	719,860,392	97%	25,162,237	3%
Charles M. Winograd	724,073,962	97%	20,948,667	3%

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at (www.talisman-energy.com).

For further information, please contact:

Media and General Inquiries: Phoebe Buckland Manager, External Communications Phone: 403-237-1657 Email: tlm@talisman-energy.com	Shareholder and Investor Inquiries: Lyle McLeod Vice-President, Investor Relations Phone: 403-767-5732 Email: tlm@talisman-energy.com